SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

June 2010

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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 Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

PRESS RELEASE

ECOPETROL TAKES OVER CUPIAGUA OPERATIONS

- Fields produce 26 thousand barrels per day

- Basic production royalties to increase 12 points from 20% to 32%

- New well expected to be drilled this year

BOGOTA, Colombia, June 30, Ecopetrol S.A. (“Ecopetrol” or the “Company”) will assume direct operation of the Cupiagua and Cupiagua Sur fields as of midnight, June 30. The fields are located in the municipality of Aguazul in the Casanare province, a major prospect region in Colombia.

The Company will have sole operation of the fields, following a 28-year joint operation and the expiration of the Santiago de las Atalayas Association Contract in which Ecopetrol held 50% of the production interest, BP Exploration Company-Colombia Ltd. and BP Santiago Oil Company held 31%, and Tepma held the remaining 19%.

The northern section of Cusiana field, which had also been governed by the Santiago de las Atalayas Association Contract, will continue to be operated by BP until 2016 when the Tauramena Association contract expires, under joint agreement with Ecopetrol.

Current production at the Cupiagua and Cupiagua Sur fields is approximately 26 thousand barrels a day, which will help meet the Company’s goal of increasing production 12% annually and producing 1 million barrels of oil equivalent by 2015.

Together with Cusiana, the Cupiagua and Cupiagua Sur fields were the largest finds made in Colombia during the 1990s, and they produce light crude, which is in large demand on the international market.

The start-up of sole operations by Ecopetrol calls for a 12-point increase from 20% to 32% in royalty payments from basic production, as set forth in Law 756 of 2002. Also, the province and municipality will increase the amount of resources they receive for development.

A year and half before the expiration of Santiago de las Atalayas Association Contract, Ecopetrol and BP initiated joint operations designed to (i) provide continuity to the various processes involved in operating the field and (ii) maintain operational excellence.

Ecopetrol and BP will continue as partners, with BP as operator, in the contracts governing the Cusiana, Floreña, Recetor, Volcanera and Pauto fields.  The joint operations are scheduled to end between 2016 and 2020.

PRESS RELEASE

Ecopetrol expects to invest US$28 million this year in the drilling of a new well at Cupiagua, and will also invest an additional US$284 million in the Gas Cusiana facility to increase the gas treatment capacity of this facility by 70 million cubic feet per day (Mcfd) and GLP production by 6,900 barrels per day (Bpd).

The Company also plans to build a new gas facility at the Cupiagua field, with an initial capacity of 140 million cubic feet per day (Mcfd) and a projected final capacity of 210 million cubic feet per day (Mcfd).

Bogota, Colombia, June 30, 2010

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Ecopetrol is Colombia’s largest integrated oil company and is among the top 40 oil companies in the world and the four largest oil companies in Latin America. Besides Colombia, where it accounts for 60% of total production, the Company is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol has the principal refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, and it is considerably increasing its participation in biofuels.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:   June 30, 2010

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer